 Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Wells Fargo Funds Trust (SEC File Nos. 333-74295) Wells Fargo Variable Trust (SEC File Nos. 333-74283)

Wells Fargo Advantage Funds®

[image: Wells Fargo Advantage Funds logo]

**Product Alert**

May 19, 2011

# Wells Fargo Funds Management proposes mergers and subadvisor changes for certain Wells Fargo Advantage Funds

Wells Fargo Funds Management, LLC, the investment advisor to *Wells Fargo Advantage Funds*, has proposed changes with the goal of streamlining and strengthening certain product offerings. The changes include the mergers of eight *Wells Fargo Advantage Funds* into other funds within the family and subadvisor changes for one Wells Fargo Advantage Fund and two portfolios that are underlying investments for certain *Wells Fargo Advantage Funds*. These changes are subject to approval by the funds' shareholders, with the exception of a proposed subadvisor change for the Disciplined Value Portfolio, an underlying investment for several other *Wells Fargo Advantage Funds*. All of the proposed mergers and subadvisor changes have been unanimously approved by the *Wells Fargo Advantage Funds* Board of Trustees.

A summary of the proposed changes is included in the tables below:

## Proposed mergers

| Merging (or target) fund | Acquiring fund | Portfolio management team of acquiring fund |
|---|---|---|
| Wells Fargo Advantage Classic Value Fund | Wells Fargo Advantage Equity Value Fund | D. Kevin McCreesh, CFA; Ronald M. Mushock, CFA (Systematic Financial Management) |
| Wells Fargo Advantage Core Equity Fund | Wells Fargo Advantage Opportunity Fund℠ | Ann M. Miletti; Thomas D. Wooden, CFA[1] (Wells Capital Management) |
| Wells Fargo Advantage Disciplined Global Equity Fund | Wells Fargo Advantage Intrinsic World Equity Fund | Gary W. Lisenbee, Jeffrey Peck, David M. Graham (Metropolitan West Capital Management, LLC) |
| Wells Fargo Advantage Disciplined Value Fund | Wells Fargo Advantage Large Company Value Fund | William Schaff, CFA; Stephen Block, CFA (Phocas Financial) |
| Wells Fargo Advantage Growth Opportunities Fund | Wells Fargo Advantage Discovery Fund℠ | Thomas J. Pence, CFA; Michael T. Smith, CFA (Wells Capital Management) |
| Wells Fargo Advantage Mid Cap Growth Fund | Wells Fargo Advantage Enterprise Fund℠ | Thomas J. Pence, CFA; Michael T. Smith, CFA (Wells Capital Management) |
| Wells Fargo Advantage Small Cap Growth Fund | Wells Fargo Advantage Emerging Growth Fund[2] | Thomas C. Ognar, CFA; Bruce C. Olson, CFA; Joseph M. Eberhardy, CFA (Wells Capital Management) |

| Merging (or target) fund | Acquiring fund | Portfolio management team of acquiring fund |
|---|---|---|
| Wells Fargo Advantage VT Core Equity Fund | Wells Fargo Advantage VT Opportunity Fund℠ | Ann M. Miletti; Thomas D. Wooden, CFA[1] (Wells Capital Management) |

1. Effective immediately and in conjunction with the Board of Trustees' approval of the proposed mergers, Thomas D. Wooden, CFA, has joined Ann M. Miletti as co-portfolio manager for the Core Equity Fund and the VT Core Equity Fund.
2. The *Wells Fargo Advantage Emerging Growth Fund* is expected to close to new investors on June 20, 2011 (with certain exceptions outlined in the fund's recent supplement to its Statement of Additional Information).

## Proposed subadvisor changes

| Fund or portfolio | Current portfolio manager and subadvisor | Proposed portfolio managers and subadvisor |
|---|---|---|
| Wells Fargo Advantage Disciplined U.S. Core Fund | Amit Chandra, Ph.D., CFA (Wells Capital Management) | Greg Golden, CFA (Golden Capital Management) |
| Index Portfolio[1] | Amit Chandra, Ph.D., CFA (Wells Capital Management) | Brad Ursillo, CFA; Weidong Li, CFA[2] (Golden Capital Management) |
| Disciplined Value Portfolio[3] | Amit Chandra, Ph.D., CFA (Wells Capital Management) | William Schaff, CFA; Stephen Block, CFA (Phocas Financial) |

1. The Index Portfolio is a master portfolio in which a number of other Wells Fargo Advantage Funds invest. Because the Wells Fargo Advantage Index Fund invests all of its assets in the Index Portfolio, the Index Fund is required by the Investment Company Act of 1940 to solicit from its shareholders approval of the proposed subadvisor change for the portfolio.
2. Brad Ursillo and Weidong Li are currently employed by Wells Capital Management; they are expected to join GCM upon completion of the transaction in the third quarter of 2011.
3. With the subadvisor change, the portfolio will be renamed the Large Company Value Portfolio.

**This Product Alert has three main sections:**

- **Section I (Merger proposals)** includes questions and answers with details about the proposed mergers of the following funds:
  - Wells Fargo Advantage Core Equity Fund
  - Wells Fargo Advantage VT Core Equity Fund
  - Wells Fargo Advantage Classic Value Fund
  - Wells Fargo Advantage Mid Cap Growth Fund
  - Wells Fargo Advantage Growth Opportunities Fund
  - Wells Fargo Advantage Small Cap Growth Fund

- **Section II (Merger and subadvisor change proposals)** includes questions and answers with details about the proposed mergers and subadvisor changes for the following funds and portfolios:
  - Wells Fargo Advantage Disciplined U.S. Core Fund
  - Index Portfolio
  - Wells Fargo Advantage Disciplined Value Fund
  - Disciplined Value Portfolio
  - Wells Fargo Advantage Disciplined Global Equity Fund

  These proposed changes have been grouped together because they are related to a recent transaction (announced in February 2011) involving Golden Capital Management, LLC and Wells Capital Management. (Additional details about the transaction are included in Section II.)

- **Section III (General information and proxy solicitation process)** includes general information and details about the proxy solicitation process that applies to all of the proposals.

# Section I: Merger proposals

The *Wells Fargo Advantage Funds* Board of Trustees has unanimously approved the following fund merger proposals, which are subject to further approval by the funds' shareholders. Wells Fargo Funds Management proposed these changes to the Board based upon, among other things, consideration of the opportunity to merge certain overlapping funds with the objective of having a more streamlined, consolidated, and competitive product lineup.

### Core Equity and VT Core Equity Funds

| Merging (or target) fund | Acquiring fund | Portfolio management team of acquiring fund |
|---|---|---|
| Wells Fargo Advantage Core Equity Fund | Wells Fargo Advantage Opportunity Fund℠ | Ann M. Miletti; Thomas D. Wooden, CFA[1] (Wells Capital Management) |
| Wells Fargo Advantage VT Core Equity Fund | Wells Fargo Advantage VT Opportunity Fund℠ | Ann M. Miletti; Thomas D. Wooden, CFA[1] (Wells Capital Management) |

1. Effective immediately and in conjunction with the Board of Trustees' approval of the proposed mergers, Thomas D. Wooden, CFA, has joined Ann M. Miletti as co-portfolio manager for the Core Equity Fund and the VT Core Equity Fund.

1. ***Why did Wells Fargo Funds Management propose the merger of the Core Equity Fund into the Opportunity Fund (and the VT Core Equity Fund into the VT Opportunity Fund)?***

The Core Equity team* at Wells Capital Management (WellsCap) assumed portfolio management responsibility for the Core Equity Fund and the VT Core Equity Fund on December 27, 2010, and since that time has managed the two funds in similar fashion to that of the Opportunity Fund and the VT Opportunity Fund.

The investment strategy utilized by the Core Equity team has been in place for more than 30 years, and the team has managed mutual fund portfolios for Wells Fargo Funds Management since 2005. During that period of time, Wells Fargo Funds Management has developed a high level of confidence in the integrity and sustainability of the team's investment process and its ability to maintain style purity and style consistency through different market cycles.

In addition, the investment strategy used by the Core Equity team shares many characteristics with the investment strategy of the predecessor team. Similar to the predecessor team, WellsCap's Core Equity team uses fundamental research to identify equity securities of companies that the team believes are financially sound and have strong management teams and long-term growth prospects but that are also trading at a meaningful discount to what the team believes are the companies' fair values.

Both the past and current management teams invested in both growth and value stocks to construct a diversified portfolio, and both teams allocated sizable portions of the portfolio to large-capitalization companies.

Unlike the predecessor team, however, the Core Equity team also invests in small- and mid-capitalization securities. Wells Fargo Funds Management has recommended the merger of the two funds and the continued management by the Core Equity team because it believes the

comparable allocations to the large capitalization space combined with a more flexible mandate that allows for the potential of alpha-generation opportunities within the small- and mid-cap space may provide investors increased potential to outperform the funds' benchmarks and broader markets.

* Please note that the name of the Core Equity team at WellsCap is unrelated to the name of the Wells Fargo Advantage Core Equity Fund.

2. ***Which portfolio manager has been added to the Core Equity Fund and the VT Core Equity Fund?***

Effective immediately and in conjunction with the Board of Trustees' approval of the proposed mergers, Thomas D. Wooden, CFA, has joined Ann M. Miletti as co-portfolio manager for the Core Equity Fund and the VT Core Equity Fund. Ms. Miletti and Mr. Wooden also co-manage the Opportunity Fund and the VT Opportunity Fund.

3. ***What can you tell me about the portfolio managers?***

**Ann M. Miletti** is a managing director and senior portfolio manager with the Core Equity team at Wells Capital Management (WellsCap). In this role, she is lead portfolio manager for the small-cap, small/mid-cap, and mid-cap equity strategies. Ms. Miletti began her investment industry career in 1991 and joined WellsCap in 2005 from Strong Capital Management, where she served in a similar role. She began her career at Strong as an investor services representative and later became an equity research analyst. Ms. Miletti earned a bachelor's degree in education from the University of Wisconsin, Milwaukee.

**Thomas D. Wooden**, CFA, is a portfolio manager on the Core Equity team at WellsCap. Before joining WellsCap in 2008 as an associate portfolio manager, Mr. Wooden was an associate portfolio manager for Artisan Partners Limited Partnership, where he began his investment industry career in 1999. Earlier, he was an F-15C squadron assistant operations officer, weapons officer, and instructor pilot for the United States Air Force (USAF). Mr. Wooden earned a bachelor's degree in business management from the USAF Academy in Colorado Springs, Colorado. He has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

4. ***Tell me about the resources of the Core Equity team at WellsCap.***

The Core Equity team has 15 members. It is a highly experienced team with the depth of investment experience and industry specialization to effectively execute its investment process. The team includes three portfolio managers/analysts, eight analysts, one product specialist, one trader, one team coordinator, and one assistant.

5. ***What is the Core Equity team's stock selection process?***

Ms. Miletti, Mr. Wooden, and the Core Equity team manage the Opportunity Fund and the VT Opportunity Fund by principally investing in equity securities of mid-capitalization companies with good business models and sustainable growth rates at reasonable valuations. Mid-capitalization companies are defined as those within the range of market capitalizations of companies in the Russell Midcap® Index. The team's analysis is based on the determination of a company's "private market value" which is the price an investor would be willing to pay for an entire company. The team compares the private market value as determined by these factors to a

company's public market capitalization and invests in the equity securities of those companies where it believes there is a significant gap between the two. A decision to sell an investment may take place when its market price no longer compares favorably with the company's private market value. In addition, the team may choose to sell an investment when the fundamentals deteriorate or the strategy of the management or the management itself changes.

6. ***How do the investment approaches of the Core Equity/VT Core Equity Funds and the Opportunity/VT Opportunity Funds compare?***

While all the funds' share the same investment objective of seeking long-term capital appreciation, are actively managed, and have similar sector allocations, the Opportunity Fund and the VT Opportunity Fund principally invest at least 80% of the funds' net assets in equity securities of mid-capitalization companies (as defined within the range of the Russell Midcap Index) and up to 25% of the funds' total assets in equity securities of foreign issuers, including American depositary receipts (ADRs) and similar investments. In contrast, the Core Equity Fund and the VT Core Equity Fund principally invest at least 80% of the funds' net assets in equity securities of large-capitalization companies (as defined within the range of the S&P 500 Index) and up to 20% of the funds' total assets in equity securities of foreign issuers, including ADRs and similar investments.

7. ***Will there be a new share class of the acquiring funds as a result of the merger proposal?***

The Board of Trustees has approved the launch of Class B shares of the Opportunity Fund, which are intended to receive the assets of the Class B shares of the Core Equity Fund. The Board of Trustees also has approved the launch of Class 1 shares of the VT Opportunity Fund, which are intended to receive the assets of the Class 1 shares of the VT Core Equity Fund.

## Classic Value Fund

| Merging (or target) fund | Acquiring fund | Portfolio management team of acquiring fund |
|---|---|---|
| Wells Fargo Advantage Classic Value Fund | Wells Fargo Advantage Equity Value Fund | D. Kevin McCreesh, CFA; Ronald M. Mushock, CFA (Systematic Financial Management) |

1. ***Why did Wells Fargo Funds Management propose the merger of the Classic Value Fund into the Equity Value Fund?***

Systematic Financial Management, L.P. (Systematic), has managed large-cap value style mutual fund portfolios for Wells Fargo Funds Management since 2003. During that period of time, Wells Fargo Funds Management has developed a high level of confidence in the integrity and sustainability of the team's investment process and its ability to maintain style purity and style consistency through different market cycles.

Wells Fargo Funds Management considered the following before making its recommendation:

- Both the Classic Value Fund and the Equity Value Fund share the same investment objective of seeking long-term capital appreciation.
- Both funds have the same benchmark (the Russell 1000® Value Index).
- Both funds are in the same Morningstar category (Large Value).

2. ***What can you tell me about the portfolio managers of the Equity Value Fund?***

**D. Kevin McCreesh**, CFA, is a partner with Systematic Financial Management. As the firm's chief investment officer, he has oversight responsibilities for all of its clients' portfolios. In addition, Mr. McCreesh serves as the lead portfolio manager for Systematic's large- and small-cap portfolios and maintains analyst responsibilities as a generalist covering all economic sectors. He joined Systematic in 1996, has 23 years of investment experience, and has been actively involved with Systematic's investment discipline since then. Mr. McCreesh has earned the right to use the Chartered Financial Analyst® (CFA®) designation and is a member of the New York Society of Security Analysts. He earned a bachelor's degree in geology from the University of Delaware and a master's degree in business administration with an emphasis in financial management from Drexel University.

**Ronald M. Mushock**, CFA, is a partner at Systematic Financial Management and has lead portfolio management responsibility for its mid- and small/mid-cap portfolios. In addition, Mr. Mushock maintains analyst responsibilities as a generalist covering all economic sectors. He joined Systematic in 1997 and has 18 years of investment experience. Mr. Mushock has earned the right to use the Chartered Financial Analyst® (CFA®) designation and is a member of the New York Society of Security Analysts. Mr. Mushock graduated summa cum laude from Seton Hall University with a bachelor's degree in finance and earned a master's degree in business administration with an emphasis in finance and international business from New York University's Stern School of Business.

3. ***Can you tell me more about Systematic Financial Management?***

Systematic was founded in 1982 as a registered investment advisor specializing in the management of value-style equity portfolios throughout the market capitalization spectrum. The firm fosters a team approach to portfolio management and promotes a collegial environment that embraces the mission of providing clients with long-term investment results consistently above a fund's benchmark. Systematic uses both quantitative and qualitative analysis in its investment strategy. In addition to managing the *Wells Fargo Advantage Equity Value Fund*, Systematic is a subadvisor to the underlying portfolios of many of our multistyle funds.

4. ***Tell me about the resources at Systematic.***

Systematic's investment team has 14 members, including one chief investment officer, four portfolio managers, one assistant portfolio manager, one senior equity analyst, and seven equity analysts.

5. ***What is Systematic's stock selection process?***

The team's investment philosophy is predicated on the belief that investing in companies with a combination of attractive valuations and a positive earnings catalyst will generate superior long-term results that outperform an investment's benchmark over the long term. The team does not buy companies simply because traditional valuation methods deem them to be bargains. Its objective is to invest in companies that, in its view, have a confirmed catalyst for stock price appreciation that, if realized, provides clients with investment results that could exceed the benchmark over the long term. In making investment decisions for the fund, the team applies a fundamentals-driven, company-specific analysis. As part of the analysis, the team evaluates

criteria such as price-to-earnings, price-to-book, and price-to-sales ratios and cash flow. It also evaluates the companies' sales and expense trends, changes in earnings estimates and market position, and the industry outlook.

The Systematic team looks for catalysts that could positively, or negatively, affect prices of current and potential investments in companies for the fund. Additionally, it seeks confirmation of earnings potential before investing in a security and applies a rigorous screening process while managing the portfolio's overall risk profile. The team will generally consider selling a stock when it has achieved its fair value, when the issuer's business fundamentals have deteriorated, or if the potential for positive change is no longer evident.

6. ***How do the investment approaches of the Classic Value Fund and the Equity Value Fund compare?***

   Both funds have the same investment objective of seeking long-term capital appreciation and are actively managed large-cap value funds. They both principally invest in equity securities of large-capitalization companies, which we define as companies with market capitalizations within the range of the Russell 1000® Value Index.

7. ***Will there be a new share class of the acquiring fund as a result of the merger proposal?***

   The Board of Trustees has approved the launch of Class R shares of the Equity Value Fund, which are intended to receive the assets of the Class R shares of the Classic Value Fund.

## Mid Cap Growth and Growth Opportunities Funds

| Merging (or target) fund | Acquiring fund | Portfolio management team of acquiring fund |
|---|---|---|
| Wells Fargo Advantage Mid Cap Growth Fund | Wells Fargo Advantage Enterprise Fund℠ | Thomas J. Pence, CFA; Michael T. Smith, CFA (Wells Capital Management) |
| Wells Fargo Advantage Growth Opportunities Fund | Wells Fargo Advantage Discovery Fund℠ | Thomas J. Pence, CFA; Michael T. Smith, CFA (Wells Capital Management) |

1. ***Why did Wells Fargo Funds Management propose the merger of the Mid Cap Growth Fund into the Enterprise Fund?***

   The Indianapolis-based Fundamental Growth Equity team has managed mutual fund portfolios such as the *Wells Fargo Advantage Enterprise Fund* since 2000—first for Strong Financial Corporation and then for Wells Fargo Funds Management. Wells Fargo & Co. acquired the mutual fund assets of Strong Financial Corporation in 2004. During that period of time, Wells Fargo Funds Management developed a high level of confidence in the integrity and sustainability of the team's investment process and its ability to maintain style purity and style consistency through different market cycles.

   Thomas Pence, Michael Smith, and WellsCap's Fundamental Growth Equity team assumed portfolio management responsibility for the Mid Cap Growth Fund on March 21, 2011, and since that time have managed the fund in similar fashion to that of the Enterprise Fund.

   Wells Fargo Funds Management considered the following before making its recommendation:

- Both the Mid Cap Growth Fund and the Enterprise Fund share the same investment objective of seeking long-term capital appreciation.
- Both funds have the same benchmark (Russell Midcap® Growth Index).
- Both funds are in the same Morningstar category (Mid Cap Growth).

2. ***Why did Wells Fargo Funds Management propose the merger of the Growth Opportunities Fund into the Discovery Fund?***

The Fundamental Growth Equity team has managed the *Wells Fargo Advantage Discovery Fund* since 2001—first for Strong Financial Corporation and then for Wells Fargo Funds Management. Wells Fargo & Co. acquired the mutual fund assets of Strong Financial Corporation in 2004. During that period of time, Wells Fargo Funds Management developed a high level of confidence in the integrity and sustainability of the team's investment process and its ability to maintain style purity and style consistency through different market cycles.

Thomas Pence, Michael Smith, and their team assumed portfolio management responsibility for the Growth Opportunities Fund on March 21, 2011, and since that time have managed the fund in similar fashion to that of the Discovery Fund.

Wells Fargo Funds Management considered the following before making its recommendation:

- Both the Growth Opportunities Fund and the Discovery Fund share the same investment objective of seeking long-term capital appreciation.
- Both funds have the same benchmark (Russell 2500™ Growth Index).
- Both funds are in the same Morningstar category (Mid Cap Growth).

3. ***What can you tell me about the portfolio managers of the Enterprise and Discovery Funds?***

**Thomas J. Pence**, CFA, is a managing director and senior portfolio manager for the Fundamental Growth Equity team at WellsCap. He joined WellsCap from Strong Capital Management, where he served as a lead portfolio manager. Prior to joining Strong in 2000, Mr. Pence served as senior vice president and chief equity investment officer of Conseco Capital Management. While at Conseco, he was responsible for managing all tax-exempt and taxable growth equity portfolios and various mutual funds within the Conseco Fund Group. Prior to joining Conseco in 1991, Mr. Pence worked for the Forum Group, where he oversaw several transactions as part of the firm's development and acquisition team. Before that, he was a financial consultant with Peterson & Company in Chicago. Mr. Pence earned a bachelor's degree in business from Indiana University and a master's degree in business administration with honors from the University of Notre Dame. He is a former board member of the Reese Investment Fund for Indiana University and has served as a director of the Indianapolis Society of Financial Analysts. Mr. Pence has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

**Michael T. Smith**, CFA, is a portfolio manager for the Fundamental Growth Equity team at WellsCap. He also provides senior research coverage in the health care sector. Mr. Smith joined WellsCap from Strong Capital Management. Prior to joining Strong in 2000, Mr. Smith was responsible for assisting in the research and portfolio management effort for Conseco Capital Management's equity portfolios. He earned a bachelor's degree in economics from DePauw University. Mr. Smith has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

4. ***Tell me about the resources of the Fundamental Growth Equity Team at WellsCap.***

Headed by Thomas Pence, the Fundamental Growth Equity team at WellsCap has 21 team members. It is a highly experienced team with the depth of investment experience and industry specialization to effectively execute its investment process. The team includes 16 portfolio managers/analysts, two traders, and three research assistants. The Fundamental Growth Equity team follows a co-portfolio management structure on all products, with Mr. Pence having the final decision-making authority for all strategies.

5. ***What is the team's stock selection process?***

The Fundamental Growth Equity team applies a largely identical investment approach to both the Enterprise Fund and the Discovery Fund. The team seeks to identify companies that have a prospect for improving sales and earnings growth rates and that enjoy a competitive advantage (for example, dominant market share) and that it believes have effective management with a history of making investments that are in the best interests of shareholders (for example, companies with a history of earnings and sales growth that are in excess of total asset growth). Financial analysis focuses equally on a company's income statement and its balance sheet. The team believes that future earnings growth can best be forecast by understanding the investment decisions of senior management. Intensive financial statement analysis helps determine the effectiveness of a company's business model. In other words, the foundation for future earnings is based on current capital resource allocation decisions, which can be determined by a thorough analysis of a balance sheet.

The team pays strict attention to cash flow and the required level of investment for a level of earnings and cash-flow growth. The team believes that cash flow is a strong indicator of future earnings growth and profitability. As a result, free cash-flow yield is also a commonly used measurement. In addition to meeting with management, the team takes a "surround-the-company" approach by surveying a company's vendors, distributors, competitors, and customers to obtain multiple perspectives that help make better investment decisions. The funds' portfolio holdings are continuously monitored for changes in fundamentals. The team seeks a favorable risk/reward relationship to fair valuation, which it defines as the value of the company (that is, its price target for the stock) relative to where the stock is currently trading. It may invest in any sector, and at times it may emphasize one or more particular sectors. The team may choose to sell a holding when it no longer offers favorable growth prospects or to take advantage of a better investment opportunity.

6. ***How do the investment approaches of the Mid Cap Growth Fund and the Enterprise Fund compare?***

Both funds have the same investment objective of seeking long-term capital appreciation, are actively managed, and have a similar number of holdings. They both principally invest at least 80% of the net assets in equity securities of medium-capitalization companies (as defined within the range of the Russell Midcap® Growth Index). Unlike the Mid Cap Growth Fund, the Enterprise Fund may principally invest up to 25% of the fund's total assets in equity securities of foreign issuers through ADRs and similar investments.

7. ***How do the investment approaches of the Growth Opportunities Fund and the Discovery Fund compare?***

Both funds have the same investment objective of seeking long-term capital appreciation, are actively managed, and have a similar number of holdings. They both principally invest at least 80% of their total assets in equity securities of small- and medium-capitalization companies. Historically, the Growth Opportunities Fund has defined small- and medium-capitalization companies as those with market capitalizations within the range of the Russell 2500™ Growth Index at the time of purchase. The Discovery Fund has defined small- and medium-capitalization companies as those with market capitalizations within the range of the Russell 2500 Growth Index at the time of purchase. Unlike the Growth Opportunities Fund, the Discovery Fund may also principally invest up to 25% of the fund's total assets in equity securities of foreign issuers through ADRs and similar investments.

8. ***Will there be a new share class of the Enterprise fund as a result of the merger proposal?***

The Board of Trustees has approved the launch of Class B shares of the Enterprise Fund, which are intended to receive the assets of the Class B shares of the Mid Cap Growth Fund.

## Small Cap Growth Fund

| Merging (or target) fund | Acquiring fund | Portfolio management team of acquiring fund |
|---|---|---|
| Wells Fargo Advantage Small Cap Growth Fund | Wells Fargo Advantage Emerging Growth Fund[1] | Thomas C. Ognar, CFA; Bruce C. Olson, CFA; Joseph M. Eberhardy, CFA (Wells Capital Management) |

1. The *Wells Fargo Advantage Emerging Growth Fund* is expected to close to new investors on June 20, 2011 (with certain exceptions outlined in question 4 below).

1. ***Why did Wells Fargo Funds Management propose the merger of the Small Cap Growth Fund into the Emerging Growth Fund?***

The Heritage Growth Equity team has managed mutual fund portfolios since 2002—first for Strong Financial Corporation and then for Wells Fargo Funds Management. Wells Fargo & Co. acquired the mutual fund assets of Strong Financial Corporation in 2004. During that period of time, Wells Fargo Funds Management developed a high level of confidence in the integrity and sustainability of the team's investment process and its ability to maintain style purity and style consistency through different market cycles.

Thomas Ognar, Bruce Olson, Joseph Eberhardy, and their team assumed portfolio management responsibility for the Small Cap Growth Fund on March 21, 2011**,** and since that time have managed the fund in similar fashion to that of the Emerging Growth Fund.

Wells Fargo Funds Management considered the following before making its recommendation:

- Both the Small Cap Growth Fund and the Emerging Growth Fund share the same investment objective of seeking long-term capital appreciation.
- Both funds have the same benchmark (Russell 2000® Growth Index).
- Both are in the same Morningstar category (Small Cap Growth).

**2. *When will the Emerging Growth Fund close to new investors?***

The fund is expected to close to new investors on June 20, 2011 (with certain exceptions outlined in question 4 below).

**3. *Why are you closing the Emerging Growth Fund to new investors?***

In anticipation of the fund's proposed merger with the Small Cap Growth Fund, Wells Fargo Funds Management believes that it is in the best interests of the Emerging Growth Fund's existing shareholders and relationships to moderate net cash flows into the fund. It believes that limiting investments will protect the interests of existing shareholders and will preserve the integrity of the fund's investment philosophy and process.

***4. What are the exceptions to the Emerging Growth Fund's closure?***

- Existing shareholders will continue to be able to invest in the fund.
- Existing fee-based investment products and/or existing mutual fund wrap programs (through a broker, dealer, financial planner, or consultant) that currently use the fund in model portfolios may open new accounts within such existing models and products.
- Registered investment advisors who currently use the fund in model portfolios will be able to continue to open new accounts.
- New investors who are in the process of selecting the fund for investment and that confirm indications of interest to invest in the fund to Wells Fargo Funds Management (or Wells Fargo Funds Distributor, LLC) on or before June 20, 2011, and who make their investments in the fund no later than December 31, 2011 will be able to invest in the fund.
- Should the shareholders of the Small Cap Growth Fund approve the merger with the Emerging Growth Fund, they would be able to invest in the fund after the merger is completed.

***5. Could the Emerging Growth Fund reopen to investors in the future?***

Wells Fargo Funds Management will consider reopening the fund to new investors when and if it believes that cash flows are manageable, small-cap investment opportunities persist according to the portfolio managers' investment style, and it is in the best interest of current shareholders.

**6. *What can you tell me about the portfolio managers of the Emerging Growth Fund?***

**Thomas C. Ognar**, CFA, is a managing director and senior portfolio manager with the Heritage Growth Equity team at WellsCap. Mr. Ognar has oversight and portfolio management responsibility for the team's small-cap, all-cap, and large-cap growth strategies. He began his investment industry career in 1993 and joined predecessor firm Strong Capital Management in 1998 as a research analyst. Prior to that, he was a research analyst with M&I Investment Management, Inc., and a trader with Republic Securities, Inc. Mr. Ognar earned a bachelor's degree in finance from Miami University. He earned a master's degree in finance from the University of Wisconsin, Madison, and is an alumnus of the Applied Security Analysis Program. Mr. Ognar has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

**Bruce C. Olson**, CFA, is a managing director and portfolio manager with the Heritage Growth Equity team at WellsCap. He joined WellsCap from Strong Capital Management, where he held a

similar position. Prior to joining Strong in 1994, Mr. Olson served as a managing partner of a private holding company. He began his investment industry career in 1982. Earlier, Mr. Olson was employed by Minton Investment Corporation, American National Bank and Trust of Chicago, and the Travelers Corporation. He earned a bachelor's degree from Gustavus Adolphus College. Mr. Olson has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

**Joseph M. Eberhardy**, CFA, is a portfolio manager with the Heritage Growth Equity team at WellsCap. He joined WellsCap from Strong Capital Management. Previously, Mr. Eberhardy was a senior research analyst with the Growth Equity team. His previous roles at Strong Capital Management included small- to mid-cap equity analyst, high-yield bond trader, and fixed-income accounting manager. His service at Strong began in 1994. Mr. Eberhardy earned a bachelor's degree in accounting from the University of Wisconsin, Milwaukee. He is a certified public accountant and has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

7. ***Tell me about the resources of the Heritage Growth Equity team at WellsCap.***

The Heritage Growth Equity team has 11 team members. It is a highly experienced team with the depth of investment experience and industry specialization to effectively execute its investment process. Mr. Ognar, Mr. Olson, and Mr. Eberhardy serve as the team's three portfolio managers and work closely with three senior research analysts, two traders, two product specialists, and a research assistant.

8. ***What is the Heritage Growth Equity team's stock selection process for the Emerging Growth Fund?***

In managing the Emerging Growth Fund, the team principally invests in equity securities of small-capitalization companies that it believes have prospects for robust and sustainable growth of revenues and earnings. The team defines small-capitalization companies as those with market capitalizations of $3 billion or less. The team believes that earnings and revenue growth relative to expectations are critical factors in determining stock-price movements. Thus, its investment process is centered on finding emerging growth companies with underappreciated prospects for robust and sustainable growth in earnings and revenue.

To find that growth, the team uses bottom-up research, emphasizing companies with management teams that have a history of successfully executing their strategies and that have business models with sufficient profit potential. The team forecasts revenue and earnings revision opportunities along with other key financial metrics to assess investment potential. It then combines that company-specific analysis with the assessment of secular and timeliness trends to form a buy/sell decision about a particular stock. The team may invest in any sector, and at times it may emphasize one or more particular sectors.

When the gap between the team's expectation for future growth and the market's expectation for future growth narrows, the risk/reward tradeoff becomes less favorable and the team will reduce or exit a position. The team's fundamental research continuously evaluates the gap between its expectations for growth and consensus expectations. A second component of the sell process is the belief that investors can be slow to react to new negative information. This slow response creates the potential for opportunistic selling situations when relevant negative data points surface.

Price targets are dynamic and are a constantly changing function based on the team's analysis of the level, rate, and sustainability of growth of cash flow and earnings for companies. They are also a function of the risks the team assigns to these factors. Therefore, exit prices are determined by a combination of the assessment of the sustainability of growth combined with the team's assigned risks.

9. ***How do the investment approaches of the Small Cap Growth Fund and the Emerging Growth Fund compare?***

   Both the Emerging Growth Fund and the Small Cap Growth Fund have the same investment objective of seeking long-term capital appreciation and are actively managed. Both funds principally invest at least 80% of their total assets in equity securities of small-capitalization companies. The team defines small-capitalization companies as those with market capitalizations of $3 billion or less. In addition, the Emerging Growth Fund may principally invest up to 25% of its total assets in equity securities of foreign issuers through ADRs and similar investments.

10. ***Will existing shareholders hold the same share class that they own today following the proposed fund merger?***

   Existing shareholders of the Small Cap Growth Fund will receive the same class of shares of the Emerging Growth Fund, with the exception of shareholders of the Class B shares—holders of class B shares of the Small Cap Growth Fund will receive Class A shares of the Emerging Growth Fund.

## Section II: Merger and subadvisor change proposals

Certain proposed mergers and subadvisor changes were related to a transaction between Wells Capital Management (WellsCap) and Golden Capital Management, LLC (GCM) that is expected to close during the third quarter of 2011. Wells Fargo & Company currently has a 45% ownership interest in GCM. WellsCap and GCM have entered into a definitive agreement whereby GCM will acquire certain assets, advisory contracts, and team members of WellsCap's Global Strategic Products group. In exchange, Wells Fargo & Company will be issued an additional 20% equity stake in GCM, bringing its total ownership to 65% following the close of the transaction. Combining the Global Strategic Products group with GCM provides Wells Fargo's asset management organization with an opportunity to enhance its quantitative investment strategy teams by consolidating investment and analytical resources.

The proposed mergers or subadvisor changes are for products that are currently subadvised by WellsCap's Global Strategic Products group. The Global Strategic Products group currently provides portfolio management for four *Wells Fargo Advantage Funds* and two portfolios—the *Wells Fargo Advantage Disciplined U.S. Core Fund*, the *Wells Fargo Advantage Index Fund*, the *Wells Fargo Advantage Disciplined Value Fund*, the *Wells Fargo Advantage Disciplined Global Equity Fund*, the Disciplined Value Portfolio, and the Index Portfolio. Wells Fargo Funds Management made recommendations for changes to these products to occur prior to the completion of the transaction between WellsCap and GCM. In addition to the changes outlined below, GCM will continue to serve as a subadvisor to two additional *Wells Fargo Advantage Funds*—the *Wells Fargo Advantage Large Cap Core Fund* and the *Wells Fargo Advantage Small/Mid Cap Core Fund*.

## Disciplined U.S. Core Fund and Index Portfolio

| Fund or portfolio | Current portfolio manager and subadvisor | Proposed portfolio managers and subadvisor |
|---|---|---|
| Wells Fargo Advantage Disciplined U.S. Core Fund | Amit Chandra, Ph.D., CFA (Wells Capital Management) | Greg Golden, CFA (GCM) |
| Wells Fargo Advantage Index Portfolio | Amit Chandra, Ph.D., CFA (Wells Capital Management) | Brad Ursillo, CFA; Weidong Li, CFA[1] (GCM) |

1. Brad Ursillo and Weidong Li are currently employed by Wells Capital Management; they are expected to join GCM upon completion of the transaction in the third quarter of 2011.

1. ***Why did Wells Fargo Funds Management propose the change from WellsCap to GCM as subadvisor to the Disciplined U.S. Core Fund and the Index Portfolio?***

   Both the Disciplined U.S. Core Fund and the Index Portfolio are currently managed by the Global Strategic Products group at WellsCap, which will be joining GCM. Amit Chandra, who assumed portfolio management responsibilities for the portfolios on March 1, 2011, plans to transition into the role of GCM's chief investment officer upon the expected completion of the transaction in the third quarter of 2011. In anticipation of that change, Wells Fargo Funds Management has recommended changes to the portfolio management responsibilities for the fund and portfolio that better aligns with the planned future structure and investment capabilities of GCM.

2. ***What can you tell me about the proposed portfolio managers for the fund and the portfolio?***

   **Greg Golden**, CFA, is the chief executive officer and president of GCM. In addition to overseeing the strategic direction of the firm, he also serves as lead portfolio manager for its Enhanced Large Cap and Small Cap Core strategies. He had most recently worked as senior vice president and head of structured products for Bank of America, prior to founding GCM. Mr. Golden earned a bachelor's degree in business administration with an emphasis in finance from Belmont University. He has earned the right to use the Chartered Financial Analyst® (CFA®) designation and is a member of the North Carolina Society of Financial Analysts and CFA Institute.

   **Brad Ursillo**, CFA, is an analyst with the Global Strategic Products group at WellsCap. He joined WellsCap from Evergreen Investments, where he served in a similar role beginning in 2000. He began his investment industry career in 1998 as a client service associate with Nvest Retirement Services. Mr. Ursillo earned a bachelor's degree in psychology from Dartmouth College. He has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

   **Weidong Li**, CFA, is an analyst with the Global Strategic Products group at WellsCap. He joined WellsCap from Evergreen Investments, where he served in a similar role beginning in 2005. Previously, he served as senior manager with PanAgora Asset Management. He began his investment industry career in 1994 as a quantitative analyst with Invesco Management and Research. Earlier, he served as an assistant professor and researcher with the Shanghai Institute of Mechanical Engineering. Weidong earned a bachelor's degree in mathematics from the Jiaxing Teachers College, a master's degree in systems engineering from Shanghai Science & Technology, a master's degree in computer science from the University of Massachusetts, and a master's degree in finance from Bentley College. He has earned the right to use the Chartered Financial Analyst® (CFA®) designation and the Chartered Market Technician designation and is a member of the Boston Security Analysts Society and CFA Institute.

3. ***What will Amit Chandra's role be at Golden Capital Management following the completion of the transaction between WellsCap and GCM?***

Mr. Chandra will assume an expanded role as chief investment officer for GCM following the completion of the transaction. As chief investment officer of the firm, Mr. Chandra will serve as a member of GCM's management committee, participate in the weekly investment meetings, and oversee its Boston office. His expanded role and contributions will further strengthen the GCM leadership team and the overall organization.

4. ***Tell me about more about Golden Capital Management.***

Golden Capital Management, LLC is a quantitative investment management boutique located in Charlotte, North Carolina. GCM employs 18 team members, including six investment professionals, and manages more than $3 billion for retail and institutional clients. Led by president and chief executive officer Greg Golden, GCM has developed a disciplined approach to investment management that combines the attributes of fundamental research with quantitative execution.

5. ***Will the subadvisor change result in a different investment approach for the Disciplined U.S. Core Fund?***

The investment process employed by Greg Golden and the team at GCM will be different than the current investment approach for the Disciplined U.S. Core Fund. Specifically, Mr. Golden and the team use a combination of quantitative methods and fundamental analysis to select a core portfolio of large-capitalization companies that they believe are relatively undervalued and exhibit the likelihood to meet or exceed future earnings expectations. This quantitative analysis is based on a proprietary total composite model that considers valuation, earnings, and trading momentum characteristics to rank securities. Stocks that are attractively ranked by the total composite model are candidates for purchase. Such stocks undergo further qualitative analysis, which may include an evaluation of a company's management strength, products/services, competition, and risk profile.

In general, a stock may be sold if it has declining earnings expectations or a significantly overvalued stock price, as indicated by lower rankings within the total composite model. Upon the sale of any security, the team seeks to invest the proceeds in the most attractive security, in light of all relevant considerations, in which the fund may invest in accordance with its investment restrictions.

6. ***Will the subadvisor change result in a different investment approach for the Index Portfolio?***

No. There will be no change to the fund's investment objective, principal strategy, or investment strategy.

7. ***Other than the Wells Fargo Advantage Index Fund, which Wells Fargo Advantage Funds invest in the Index Portfolio?***

- Wells Fargo Advantage Conservative Allocation Fund
- Wells Fargo Advantage Moderate Balanced Fund
- Wells Fargo Advantage Growth Balanced Fund
- Wells Fargo Advantage Diversified Equity Fund

## Disciplined Value Portfolio/Disciplined Value Fund

| Fund or portfolio | Current portfolio manager and subadvisor | Proposed portfolio managers and subadvisor |
|---|---|---|
| Disciplined Value Portfolio[1] | Amit Chandra, Ph.D., CFA (Wells Capital Management) | William Schaff, CFA; Stephen Block, CFA (Phocas Financial) |
| **Merging (or target) fund** | **Acquiring fund** | **Portfolio management team of acquiring fund** |
| Wells Fargo Advantage Disciplined Value Fund | Wells Fargo Advantage Large Company Value Fund | William Schaff, CFA; Stephen Block, CFA (Phocas Financial) |

1. With the subadvisor change, the portfolio will be renamed the Large Company Value Portfolio.

1. ***Why did Wells Fargo Funds Management propose the change from WellsCap to Phocas Financial as subadvisor to the Disciplined Value Portfolio?***

   Phocas has managed large-cap value style mutual fund portfolios for Wells Fargo Funds Management since 2008. The members of its investment team have an average of 15 years of investment experience. Wells Fargo Funds Management has a high level of confidence in the integrity and sustainability of the team's investment process and ability to maintain style purity and style consistency through different market cycles.

   Wells Fargo Funds Management considered the following before making its recommendation:
   - There will be no change in the portfolio's investment objective.
   - The Global Strategic Products group has managed the portfolio for a relatively short period (since July 2010).
   - This change will align the strategy of the portfolio with that of the parallel strategy in the standalone *Wells Fargo Advantage Large Company Value Fund*.

2. ***Why did Wells Fargo Funds Management propose the merger of the Disciplined Value Fund into the Large Company Value Fund?***

   Wells Fargo Funds Management considered the following before making its recommendation:
   - The funds have identical investment objectives.
   - Both funds have the same benchmark (Russell 100 Value Index).
   - The funds are in the same Morningstar category (Large Value).

3. ***Which Wells Fargo Advantage Funds invest in the Disciplined Value Portfolio?***

   - Wells Fargo Advantage Conservative Allocation Fund
   - Wells Fargo Advantage Moderate Balanced Fund
   - Wells Fargo Advantage Growth Balanced Fund
   - Wells Fargo Advantage Diversified Equity Fund

4. ***What can you tell me about portfolio managers William Schaff and Stephen Block?***

   **William Schaff**, CFA, founded Phocas in June 2005 and is co-portfolio manager of the Phocas Real Estate Fund and Phocas Small Cap Value Fund. He has 23 years of investment experience and has managed institutional equity portfolios and mutual funds for Bay Isle Financial, LLC; Janus Capital Group; Berger LLC; and the Undiscovered Managers organization. Mr. Schaff has earned the right to use the Chartered Financial Analyst® (CFA®) designation and is a member of the Security Analysts of San Francisco. Formerly, he served as trustee and chairperson of the

investment committee of Alameda County Employee's Retirement. Mr. Schaff earned a master's degree in engineering from the University of California, Davis.

**Stephen Block**, CFA, has 15 years of investment experience. Mr. Block was co-portfolio manager of separate account large cap value portfolios at Bay Isle Financial, LLC, and was a senior analyst at Janus. Mr. Block has earned the right to use the Chartered Financial Analyst® (CFA®) designation and is a member of the Security Analysts of San Francisco. Mr. Block earned a bachelor's degree in quantitative economic decision science from the University of California, San Diego, and a master's degree in business administration with an emphasis in accounting and finance from the University of Michigan's Ross School of Business.

5. ***Tell me about Phocas Financial Corporation.***

Phocas Financial Corporation is a registered investment advisor that was founded in 2005 and is based in Alameda, California. Phocas selects and manages equity investments for institutional investors, individuals, and investment advisors. Phocas believes that a patient, value-oriented approach has the potential to deliver the best returns with the least risk. It researches and evaluates the fundamentals of individual companies, looking for attractive investment values.

6. ***What is Phocas's stock selection process?***

The team follows a repeatable, consistent investment process with little style drift. It screens for companies with the lowest relative valuation, using metrics developed specifically for each industry group. It eliminates stocks from consideration because of above-average risk in valuation, the balance sheet, or liquidity. The team uses a combination of financial statement analysis, fundamental research, and valuation analysis in an attempt to further identify and define promising opportunities. It seeks to manage risk through proper investment selection, adherence to sector guidelines, and sell discipline.

7. ***Will the subadvisor change result in a different investment approach for the Disciplined Value Portfolio?***

Yes. The portfolio's investment approach will be modified to follow Phocas's stock selection process.

8. ***How do the investment approaches of the Disciplined Value Fund and the Large Company Value Fund compare?***

Both funds have the same investment objective of seeking long-term capital appreciation. They both principally invest in equity securities of large-capitalization companies, which we define as companies with market capitalizations within the range of the Russell 1000® Index. The Large Company Value Fund is more concentrated: about 70 holdings versus about 150 holdings for the Disciplined Value Fund. The Large Company Value Fund is permitted to invest up to 25% of its total assets in equity securities of foreign issues through ADRs.

9. ***Why isn't the subadvisor change for the Disciplined Value Portfolio subject to shareholder approval?***

The portfolio does not have any direct shareholders. The funds that invest in the portfolio are not required to vote on this change (pursuant to the Investment Company Act of 1940).

10. ***When will the Disciplined Value Portfolio subadvisor change take effect and what will be the new name of the portfolio?***

    The subadvisor change is expected to occur during the third quarter of 2011 in conjunction with the other proposed mergers and subadvisor changes described in this Product Alert. Following the subadvisor change, the portfolio will be renamed the Large Company Value Portfolio.

### Disciplined Global Equity Fund

| Merging (or target) fund | Acquiring fund | Portfolio management team of acquiring fund |
|---|---|---|
| Wells Fargo Advantage Disciplined Global Equity Fund | Wells Fargo Advantage Intrinsic World Equity Fund | Gary W. Lisenbee, Jeffrey Peck, David M. Graham (Metropolitan West Capital Management) |

1. ***Why did Wells Fargo Funds Management propose the merger of the Disciplined Global Fund into the Intrinsic World Equity Fund?***

   Metropolitan West Capital Management, LLC (MetWest Capital), has managed mutual fund portfolios for Wells Fargo Funds Management and its predecessor Evergreen Investments since 2006. It began managing the Intrinsic World Equity Fund in 2007. Wells Fargo Funds Management has a high level of confidence in the integrity and sustainability of the team's investment process and ability to maintain style purity and style consistency through different market cycles.

   Wells Fargo Funds Management considered the following before making its recommendation:
   - The funds have identical investment objectives.
   - Both funds have the same benchmark (MSCI World Index).
   - The funds are in the same Morningstar category (World Stock).

2. ***What can you tell me about the portfolio managers of the Intrinsic World Equity Fund?***

   **Gary W. Lisenbee** is the chief executive officer and chief investment officer of MetWest Capital. He also serves as a senior analyst with MetWest Capital's investment team and as co-lead strategist on the Global Intrinsic Equity and International Intrinsic Equity strategies. Mr. Lisenbee co-founded MetWest Capital in 1997. Prior to co-founding MetWest Capital, he served as principal, portfolio manager, and investment policy committee member with Palley-Needelman Asset Management, Inc.; as senior vice president, portfolio manager, and investment policy committee member with Van Deventer & Hoch Investment Counsel; and as partner and research analyst with Phelps Investment Management. Mr. Lisenbee has been working in the investment management industry since 1973. He earned both a bachelor's degree in accounting and a master's degree in economics from California State University, Fullerton.

   **Jeffrey Peck** is the director of research and a senior analyst with MetWest Capital's investment team. He also serves as lead strategist of the Large Cap Intrinsic Value strategy and as co-lead strategist on the Global Intrinsic Equity and International Intrinsic Equity strategies. He joined MetWest Capital in 2004. Previously, Mr. Peck served as an equity research analyst with both Janney Montgomery Scott and Bear Stearns & Co., Inc. He has been working in the investment management industry since 1995. Mr. Peck earned a bachelor's degree in mechanical engineering from State University of New York, Buffalo, and a master's degree in business

administration from New York University's Stern School of Business. In 2004 he received the honor of being named a "Best on the Street Analyst" by *The Wall Street Journal*.

**David M. Graham** is a senior vice president and serves as a senior analyst with MetWest Capital's investment team. Mr. Graham joined MetWest Capital in 2000. Previously, he served as senior portfolio manager and research analyst with Wells Fargo; as vice president and director of research with Palley-Needelman Asset Management, Inc.; and as senior research analyst with NWQ Investment Management Company, LLC. Mr. Graham has been working in the investment management industry since 1968. He earned a bachelor's degree in economics from Occidental College and a master's degree in business administration from Stanford University.

3. ***Tell me about the resources of the investment team that supports the Intrinsic World Equity Fund.***

The team consists of 10 investment professionals all of whom are analysts who conduct company and industry research.

4. ***What is the team's stock selection process?***

The team has a long-term focus that is intended to take advantage of investment opportunities presented by what they believe are short-term price anomalies in high-quality stocks. The team seeks to identify companies in developed U.S. and non-U.S. markets with established operating histories, financial strength, and management expertise, among other factors. The fund's portfolio invests in equity securities of approximately 40 to 60 companies that are broadly diversified by economic sector, industry, and by exposure to such factors as interest rate sensitivity and economic cyclicality. The team believes that this focused approach enables it to know and understand its investments well and follow them.

5. ***How do the investment approaches of the Disciplined Global Equity Fund and the Intrinsic World Equity Fund compare?***

Both funds have the same investment objective of seeking long-term capital appreciation. They both principally invest in equity securities of companies located in no fewer than three countries, which may include the United States. The Disciplined Global Equity Fund follows a quantitative investment strategy to meet its investment objective, while the Intrinsic World Equity Fund is an actively managed fund with an investment process based on fundamental research. The Intrinsic World Equity Fund has a small number of holdings (approximately 50 holdings versus over 200 holdings for the Disciplined Global Equity Fund).

## Section III: General information and proxy solicitation process

This section includes general information and details about the proxy solicitation process that is applicable to all of the proposals.

1. ***How will shareholders be notified of these proposed changes? Do they need to take any action?***

The current shareholders of the target or merging funds and the funds with a proposed subadvisor change will be sent a prospectus supplement informing them of the Board of Trustees' approval of these proposals. These shareholders will receive proxy statements inviting them to

vote on these proposals at special shareholder meetings. Each merger and subadvisor change proposal (with the exception of the subadvisor change for the Disciplined Value Portfolio) requires shareholder approval. Shareholders who receive proxy materials will have the ability to vote their shares.

2. ***What is the timeline for the mergers and reorganizations?***

   The mergers and subadvisor changes are expected to occur during the third quarter of 2011 but are subject to shareholder approval at special shareholder meetings (also to be held during the third quarter).

3. ***Will the mergers be taxable events for shareholders?***

   No. The mergers are expected to be tax-free transactions for U.S. federal income tax purposes.

4. ***Can investors still purchase, redeem, and exchange the merging and acquiring funds prior to the mergers?***

   Yes. Shareholders will be able to continue to invest in all of the *Wells Fargo Advantage Funds* prior to any merger or reorganization with the exception of the Emerging Growth Fund (as outlined in Section I of this Product Alert).

Mutual fund investing involves risks, including the possible loss of principal, and may not be appropriate for all investors. Stock fund values fluctuate in response to the activities of individual companies and general market and economic conditions. Foreign investments are especially volatile and can rise or fall dramatically due to differences in the political and economic conditions of the host country. These risks are generally intensified in emerging markets. Smaller- and mid-cap company stocks tend to be more volatile and less liquid than those of larger companies. Consult a fund's prospectus for additional information on these and other risks.

*Carefully consider a fund's investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit wellsfargo.com/advantagefunds. Read the prospectus carefully before investing.*

For the Variable Trust Funds, please refer to the prospectus provided by your participating insurance company for detailed information describing the separate accounts, including information regarding surrender charges, mortality and expense risk fees, and other charges that may be assessed by the participating insurance companies.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

**Additional information and where to find it**
The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

In connection with the proposed transactions, the acquirer will file a prospectus/proxy statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this prospectus/proxy statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, target, transaction, fees, expenses, risk considerations, persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The target intends to mail the prospectus/proxy statement to its shareholders once such prospectus/proxy statement is declared effective by the SEC. Shareholders may obtain a free copy of the prospectus/proxy statement when available and other documents filed by the acquirer with the SEC at the SEC's website, sec.gov. Free copies of the prospectus/proxy statement, once available, may be obtained by directing a request via mail, phone, or website to the acquirer, *Wells Fargo Advantage Funds*, P.O. Box 8266, Boston, MA 02266-8266, 1-800-222-8222, wellsfargo.com/advantagefunds. In addition to the prospectus/proxy statement, the target and the acquirer file annual and semiannual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC's public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at sec.gov.

**Participants in the solicitation**

The acquirer and the target, as well as their respective directors, executive officers, and certain members of their management and other employees, may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target's shareholders under the rules of the SEC will be set forth in the prospectus/proxy statement when it is filed with the SEC.

**NOT FDIC INSURED * NO BANK GUARANTEE * MAY LOSE VALUE**